
Mail Stop 3561

March 15, 2017

Via E-mail
Eugene Seymour, MD
Chief Executive Officer
NanoViricides, Inc.
1 Controls Drive
Shelton, CT 06484

> **Re: NanoViricides, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 1, 2017**
> **File No. 333-216345**

Dear Dr. Seymour:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   It appears that you are relying on General Instruction I.B.6 to Form S-3 for your offering. Please revise your prospectus in accordance with Instruction 7 to Form S-3 or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Peter Campitiello, Esq.
       Kane Kessler, P.C.